UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of January, 2024

Commission File Number: 001-09531

Telefónica, S.A.
(Translation of registrant's name into English)

Distrito Telefónica, Ronda de la Comunicación s/n,
28050 Madrid, Spain
+34 91-482 87 00
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

Telefónica, S.A.

TABLE OF CONTENTS

Item		Sequential Page Number

1.	Telefónica: Exclusive broadcasting rights for the Primera División	2

TELEFÓNICA, S.A. ("Telefónica") in compliance with the Securities Market legislation, hereby communicates the following:

OTHER RELEVANT INFORMATION

As of today, 19 January 2024, in the new tender of Liga Nacional de Fútbol Profesional ("LaLiga"), Telefónica Audiovisual Digital, S.A.U. ("Telefónica") has been awarded exclusive broadcasting rights of five (5) matches per matchday of First Division for pay television in the residential market in Spain. Telefónica will have 1st pick in 18 matchdays and 2nd pick in 17 matchdays (or the applicable portion for 2024/2025 season), including "El Clásico" of the second round (Lot 1).

Likewise, it has been awarded exclusive broadcasting rights of one (1) matchday for 2024/2025 season and three (3) matchdays in the remaining seasons, which contain ten (10) matches each and will include relevant matches of Real Madrid C.F., F.C. Barcelona and Club Atlético de Madrid against best classified teams of previous season (Lot 3).

The award covers 2024/2025 season, from 20th January 2025, as well as 2025/2026 and 2026/2027 seasons.

The award price has been 250 million euros for 2024/2025 and 520 million euros for each of the 2025/2026 and 2026/2027 seasons. Therefore, for the entire cycle until 2027 same cost per season is maintained as in the previous award to Telefónica.

Telefónica consolidates with this its football offer, so Movistar Plus+ customers will continue to enjoy 100% of La Liga matches as well as UEFA Competitions until 2027.

Madrid, 19 January 2024.

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telefónica, S.A.
Date:	January 19, 2024	By:	/s/ Pablo de Carvajal González
			Name:	Pablo de Carvajal González
			Title:	Secretary to the Board of Directors